 Exhibit (a)(1)(D)
Offer to Purchase for Cash
Up to 17,753,322 Shares of Common Stock
of
CVR Energy, Inc.
at
$18.25 Net Per Share
by
Icahn Enterprises Holdings L.P.
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 6, 2025 UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”)
December 6, 2024
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
Icahn Enterprises Holdings L.P., a Delaware limited partnership (together with its direct and indirect subsidiaries, “Icahn Enterprises,” or the “Purchaser”), is offering to purchase up to 17,753,322 shares of common stock, par value $0.01 per share (the “common stock”) of CVR Energy, Inc., a Delaware corporation (the “Company”) in the aggregate, at a price of $18.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 6, 2024 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, with any supplements or amendments thereto, collectively constitute the “Offer”). The Offer is being made by Icahn Enterprises and, upon the terms and subject to the conditions of the Offer, Icahn Enterprises will purchase any shares properly tendered and not properly withdrawn, up to a maximum of 17,753,322 shares. If more than 17,753,322 shares of common stock are properly tendered, Icahn Enterprises will purchase an aggregate of 17,753,322 shares from the stockholders of the Company on a pro rata basis based upon the number of shares validly tendered and not properly withdrawn by each tendering stockholder as of the Expiration Time. Shares properly tendered, but not purchased pursuant to the Offer will be returned to the tendering stockholders at our expense promptly after the Offer expires. Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.
Enclosed with this letter are copies of the following documents:
1.
Offer to Purchase, dated December 6, 2024;

2.
Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients;

3.
Form of letter that you may send to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.
Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary and Paying Agent before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time.

Certain conditions to the Offer are described in Section 6 — “Conditions of the Tender Offer” of the Offer to Purchase.
We urge you to contact your clients promptly. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on January 6, 2025 unless the offer is extended.

Under no circumstances will we pay interest on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.
The Purchaser will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary and Paying Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Purchaser will, on request, reimburse you for reasonable and necessary costs and expenses, such as customary mailing and handling expenses, incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Purchaser will pay or cause to be paid all stock transfer taxes, if any, to its purchase of shares pursuant to the Offer, except as otherwise provided in Instruction 6 in the Letter of Transmittal.
Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.
Very truly yours,
D.F. King & Co., Inc.
Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of Icahn Enterprises, the Company, the Depositary and Paying Agent, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.